SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001-04

Company Registry (NIRE): 35-3.0039609.0

COMPANHIA SIDERÚRGICA NACIONAL (“CSN”), pursuant to CVM Instruction 358/02, hereby informs its shareholders and the market in general that it has become aware through the media that the Federal Accounting Court has forbidden new transfers of public funds to Transnordestina Logística S.A. (“TLSA”) by Valec Engenharia, Construções e Ferrovias S.A., the Northeast Investment Fund – FINOR, the Northeast Constitutional Financing Fund – FNE, the Northeast Development Fund – FDNE, the Brazilian Development Bank – BNDES and BNDES Participações S.A. – BNDESPar, for the construction works of the Transnordestina Railway (Malha II). This information was the subject of a TLSA Material Fact dated May 19, 2016.

The Malha II terms of conclusion were adjusted in 2013 and envisaged financing and transfers, both public and private, of around R$11.2 billion for the construction of 1,700 kilometers of track, R$6.2 billion of which had already been invested through April 2016. CSN is responsible for transferring or making available R$5 billion and the federal government is responsible for transferring or making available, through various entities, R$6.2 billion. It is worth noting that a good deal of the federal government financing is guaranteed by CSN.

CSN understands the difficulties the government is facing due to the economic crisis, with consequent delays in the transfer of public funds, but hopes that they will be overcome so that the project can resume its pace. It is important to emphasize that, up until now, CSN has never failed to transfer its own agreed-upon funds within schedule.

Fifty-six percent of the Transnordestina Railway works are concluded and 600 km of track is ready. This project will transform the Northeast, taking economic development and the creation of jobs to the Brazilian savannah region.

São Paulo, May 20, 2016.

Paulo Rogério Caffarelli

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 20, 2016

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Rogério Caffarelli
Paulo Rogério Caffarelli Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.